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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SUPERIOR BANCORP
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
86806M205
(CUSIP Number)
September 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS K. Earl Durden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,115,269

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,115,269

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,115,269 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
Item 1(a). Name of Issuer:
Superior Bancorp (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
17 North 20th Street
Birmingham, Alabama 35203
Items 2(a), Name of Persons Filing, Address of Principal Business Office and (b) and (c). Citizenship:
2(a) K. Earl Durden
2(b) The principal business office for K. Earl Durden is 2605 Thomas Drive, Panama City, FL 32408.
2(c) Citizenship K. Earl Durden — United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
86806M205
Item 3. Not applicable. This statement is filed pursuant to Rule 13d-1(c)
Item 4. Ownership.
The reporting person has sole voting and depositive power with respect to 1,115,269 shares of Common Stock as (i) the manager of a limited liability company, Durden Enterprises, LLC, which directly and beneficially owns in total 1,031,250 shares of Common Stock, comprised of 31,250 shares of Common Stock and 1,000,000 shares of Common Stock issuable upon the exercise of a warrant granted by the Issuer to Durden Enterprises, LLC on September 17, 2008 and (ii) an individual, whereby the reporting person directly and beneficially owns 84,019 shares of Common Stock, 8,125 shares of which are subject to options to purchase Common Stock.
(a)	Amount beneficially owned: K. Earl Durden — 1,115,269

(b)	Percent of class: 10.07%

(c)	Number of shares to which such person(s) has:

(i)	Sole power to vote or direct the vote: K. Earl Durden — 1,115,269

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: K. Earl Durden — 1,115,269

(iv)	Shared power to dispose of or direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of a Group.
Not applicable
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ K. Earl Durden

Date: September 29, 2008	K. Earl Durden